DISTRIBUTION SERVICES AGREEMENT

THIS AGREEMENT made this 6th day of December, 2019 by and between Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company (the “Adviser”), and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Distributor and Carlyle Tactical Private Credit Fund (the “Fund”) have entered in to a distribution agreement dated as of December 6, 2019 (the “Distribution Agreement”) whereby the Distributor acts as the principal underwriter of the Fund; and

WHEREAS, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor;

NOW THEREFORE, the Adviser and the Distributor hereby agree as follows:

1. Compensation and Expenses.

The Distributor has agreed to provide the services set forth in the Distribution Agreement, which is attached hereto as Exhibit A, and the Adviser has agreed to pay the Distributor the compensation set forth in Exhibit B.

2. Term and Termination.

(a) This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the Distribution Agreement, and will terminate automatically upon any termination of the Distribution Agreement; provided, however, that, notwithstanding such termination of the Distribution Agreement, the Adviser will continue to pay to Distributor all fees and expenses to which Distributor is entitled pursuant to this Agreement for services performed through such termination date.

(b) This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Fund; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.

3. Limitation of Liability

The Distributor shall not be liable to the Adviser for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its directors, officers, agents or employees) of its obligations and duties under this Agreement.

4. Payment of Fees to Financial Intermediaries

Adviser acknowledges and agrees that, after review and approval by the Fund, the Distributor may enter into, assume, or become a party to certain agreements (“Non-Standard Dealer Agreements”) which require the Distributor to pay fees or make payments in excess of funds made available to the Distributor through the Fund’s 12b-1 Plan (“Fees”). To the extent that the Distributor is required to pay Fees under any Non-Standard Agreement, the Adviser hereby agrees to make all such payments. Adviser hereby agrees to pay all such Fees required pursuant to such Non-Standard Agreements, including the reimbursement of any costs and expenses of the applicable financial intermediary, to the Distributor at least 10 days in advance of the date on which such payments are due from Distributor to the applicable financial intermediary, or in the alternative, to pay such Fees directly to the applicable financial intermediary on or before the date on which such payments are due.

5. Notices. Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in personor by confirmed facsimile, email, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(i) To Distributor:	(ii) If to the Adviser:
Foreside Fund Services, LLC	Carlyle Global Credit Investment Management L.L.C.
Three Canal Plaza, Suite 100	520 Madison Avenue, 38th Floor
Portland, ME 04101	New York, NY 10022
Attn: Legal Department	Attn: Joshua Lefkowitz
Telephone: (207) 553-7110	Telephone: 212-520-3254
EmaiLlegal@foreside.com	Email: joshua.lefkowitz@carlyle.com

6. Assignment.

This Agreement and the rights and duties hereunder shall not be assignable with respect to the Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

7. Governing Law.

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.

8. Miscellaneous.

(a) Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b) This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

(c) If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.

(d) This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e) No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(f) Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished above in Section 5(ii) unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor).

(g) This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

Carlyle Global Credit Investment Management L.L.C.	Foreside Fund Services, LLC

By: /s/ Joshua Lefkowitz	By: /s/ Mark Fairbanks
Name: Joshua Lefkowitz	Name: Mark Fairbanks
Title: Managing Director	Title: Vice President

EXHIBIT A

Distribution Agreement

A-1

EXHIBIT B

Compensation

DISTRIBUTION SERVICES FEES

Organizational Fee	One-Time
Start-up consulting including industry, products, dealers, NSCC connectivity and other Fund launch requirements	• $5,000 Waived

Recurring Legal Underwriting Fees	Annual

Asset fee, based on total assets in the Funds, calculated and billed monthly. Asset fee is subject to an annual minimum fee based on the total number of Funds:

•  1 to 5 Funds: $15,000/Fund

•  5 or more Funds: $10,000/Fund

• Up to $500 million — 1.00 basis point • $500 to $1 billion — 0.75 basis point • Over $1 billion — 0.50 basis point

Rule 12b-1 processing fee (per Fund)	• $1,000

Advertising Compliance Review	Per Communication Piece
• Fund Material review fees

•  $125 per communication piece for the first 10 pages (minutes if audio or video); $10 per page thereafter;

•  $600 per communication piece requiring expedited review for the first ten pages (within 24 hours); $25 per page thereafter

NOTE: Legal Underwriting minimum Fund fee and Rep fees are subject to a CPI-U adjustment based on the anniversary date of the agreement.

OUT-OF-POCKET EXPENSES

Reasonable out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the Distribution Agreement. Such expenses may include, without limitation, regulatory filing fees; marketing materials regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

➣ Fees will be calculated and payable monthly.

B-1